Exhibit 12.1
Mediacom Broadband LLC
Schedule of Ratio of Earnings to Fixed Charges

	Year Ended					Quarter Ended
	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002	3/31/2007	3/31/2006
	(in thousands, except ratio amounts)
Earnings:
Net income (loss) before income taxes	$(15,238)	$11,003	$34,852	$10,082	$(27,244)	$(1,652)	$3,908
Interest expense, net	109,869	97,282	86,125	82,536	76,790	29,524	27,017
Amortization of capitalized interest	962	821	695	503	114	—	229
Amortization of debt issuance costs	2,622	4,600	2,099	2,365	2,248	645	1,690
Interest component of rent expense(a)	2,803	2,289	2,137	2,086	1,687	692	670

Earnings available for fixed charges	$101,018	$115,995	$125,908	$97,572	$53,595	$29,209	$33,513

Fixed Charges:
Interest expense, net	109,869	97,282	86,125	82,536	76,790	29,524	27,017
Capitalized interest	1,675	1,558	1,270	3,425	4,056	436	444
Amortization of debt issuance costs	2,622	4,600	2,099	2,365	2,248	645	1,690
Interest component of rent expense(a)	2,803	2,289	2,137	2,086	1,687	692	670
Total fixed charges	$116,969	$105,729	$91,631	$90,412	$84,781	$31,296	$29,821

Ratio of earnings to fixed charges	—	1.10	1.37	1.08	—	—	1.12

Deficiency of earnings over fixed charges	$(15,951)	—	—	—	$(31,186)	$(2,087)	—

(a)	One-third of rent expense is the portion deemed representative of the interest factor.